ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 October 2002

02055583

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

SUPPL

02 OCT 29 AM 10:47

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

dlw 11/20

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 October 2002 ASX Announcement and Media Release

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 October 2002

ASX ANNOUNCEMENT AND MEDIA RELEASE

GAS SHOWS IN RAINOSEK-3 WELL

GULF COAST OF USA

RAINOSEK-3 DRILLING PROGRESS (FAR 20%)

The Rainosek-3 well is presently drilling ahead at 7,614 feet after running 9 5/8 inch surface casing to 1,522 feet. Gas shows up to 400 units were recoded on mud logs while drilling shale and sand at 7,457 feet associated with a drilling break likely to be a secondary objective middle Wilcox zone.

The Rainosek-3 well is a planned 8,750-foot test of nine potential Eocene Wilcox pay zones using Grey Wolf Drilling Company land rig 454. The primary objective lower Wilcox is predicted below 8,000 feet and should be reached by the weekend at which time the well will be logged and shows evaluated.

The timing of the well and the fact the proposed location is less than 200 feet from an existing gas line should enable early production at energy prices normally associated with the North American winter.

Rainosek is a development project located in Lavaca County Texas. The leasehold area comprises approximately 632 acres located on and to the southeast of the Word Field area and is covered by 3D seismic and includes two producing wells and associated production equipment including tanks and pipelines.

The Rainosek Project is seen as offering low risk but high potential. The initial well, if successful, will be followed by the re-entry and stimulation of an existing Midcox producer. Importantly the project is supported by subsurface well control and 3D seismic. Three additional locations have been identified for drilling during 2003.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au